February 5, 2013	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER INTERSECTS HIGH GRADE SILVER-GOLD
MINERALIZATION AND DISCOVERS TWO NEW ZONES AT GUANAJUATO
MINE COMPLEX

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; or “the Company”) is pleased to announce that underground drilling programs at the Company’s wholly owned Guanajuato Mine Complex have been successful in intersecting high grade silver-gold mineralization in the historic Valenciana Mine area and discovering two new zones of silver-gold mineralization in the Guanajuatito Mine area.

The drilling at Valenciana included an intercept of 2,900g/t silver and 26.00g/t gold over 1.30 metres, while the two new discoveries at Guanajuatito are highlighted by intersections of 1,010g/t silver and 6.67g/t gold over 1.10 metres and 1,460g/t silver and 4.79/t gold over 1.15 metres. A brief update on drilling at the Cata and Rayas Mines, also within the Guanajuato Mine Complex, is provided below.

“These are significant results in that they demonstrate our ability to make new discoveries at Guanajuato while continuing to expand the size and extent of the known mineralized zones”, stated Robert Archer, CEO of Great Panther Silver. “Furthermore, the Valenciana drilling indicates that there is still un-mined high grade silver-gold mineralization in this historic mine that is worthy of follow up.”

Valenciana Mine

In the Valenciana Mine area, remnants of old stope walls and pillars intersected in drilling above the 390 metre level include 7.45 metres grading 275g/t silver and 2.47g/t gold in UGV12-039, 1.10 metres grading 299g/t silver and 3.66g/t gold in UGV12-050, and 1.30 metres grading 2,900g/t silver and 26.00g/t gold in UGV12-051.

Drilling below the 390 metre level has intersected new mineralization including 3.10 metres grading 624g/t silver and 4.59g/t gold in UGV12-012.

The pillars and hanging wall and footwall stope walls are being tested mainly from drill stations on a new footwall ramp connecting the 320 Cata level (southeast side of the Valenciana deposit) to the 245 Valenciana level (northwest side of the Valenciana deposit).

Drilling in 2013 will continue to test the old Valenciana Mine area that extends approximately 400 metres along strike and 280 metres on the dip.

Guanajuatito Mine

Drilling in the Guanajuatito area, in the northwest part of the Mine Complex, has intersected mineralization both to the northwest (GTTO NW), and to the southeast (GTTO SE) of the existing development, between the 100 and 245 metre levels. The GTTO NW zone is approximately 50 metres in strike length, 140 metres down the dip, and open to depth and upward. The GTTO SE zone is approximately 50 metres along strike, 70 metres down the dip, and open to depth.

Highlights of the drilling in the GTTO NW zone include 2.25 metres grading 380g/t silver and 1.28g/t gold in UGG12-057, and 1.10 metres grading 1,010g/t silver and 6.67g/t gold in UGG12-061 (within a wider interval grading 285g/t silver and 2.61g/t gold over 4.40 metres). Drilling in the GTTO SE zone was highlighted by an intercept of 1.15 metres grading 1,460g/t silver and 4.79/t gold in UGG12-070.

Current development in the Guanajuatito Mine is at the 245 metre level, and this has been connected to the old 245 metre level of the Valenciana Mine, which gives access to the northwest edge of the Valenciana silver-gold deposit. Initial mapping and sampling southeast of the GTTO SE zone, along the old 245 metre level, shows a similar style of structural control and mineralization such that other in-situ zones may be located towards Valenciana.

With the aforementioned footwall ramp at Valenciana connecting to the 320 metre level at Cata, ore from Guanajuatito can now be transported underground to the Cata shaft, thereby eliminating the need for truck hauling to surface and then on surface to the Cata mill. This underground haulage is faster, cheaper and reduces truck traffic through populated parts of the City of Guanajuato.

Highlights of Drilling from Valenciana and Guanajuatito Mine areas

Hole ID	From	To	Metres	True Width (m)	Ag g/t	Au g/t	Zone
Valenciana
UGV12-012	182.90	186.00	3.10	2.37	624	4.59	VM
UGV12-014	175.50	180.85	5.35	5.27	145	0.96	VM
UGV12-021	87.00	89.20	2.20	1.26	194	1.19	VM
UGV12-024	81.00	84.00	3.00	1.50	105	1.21	VM
UGV12-026	61.35	63.20	1.85	1.85	228	1.70	VM
UGV12-037	86.40	87.00	0.60	0.30	143	1.00	VM
UGV12-039	115.55	123.00	7.45	6.10	275	2.47	VM
UGV12-043	73.50	74.40	0.90	0.58	210	2.78	VM
UGV12-050	106.60	107.70	1.10	0.78	299	3.66	VM
UGV12-051	172.70	174.00	1.30	0.55	2,900	26.00	VM
Guanajuatito
UGG11-052	256.60	260.15	3.55	2.72	191	0.80	GTTO-FW
UGG11-054	223.85	225.80	1.95	1.60	466	1.47	NW-VM
UGG12-056	259.00	261.30	2.30	1.48	128	0.44	NW-VM
UGG12-057	222.90	225.15	2.25	1.84	380	1.28	NW-VM
UGG12-061	225.10	229.50	4.40	3.60	285	2.61	NW-VM
including	225.10	226.20	1.10	0.90	1,010	6.67	NW-VM
and	228.45	229.50	1.05	0.86	75	3.78	NW-VM
UGG12-062	227.30	228.40	1.10	0.84	153	0.33	NW-VM
UGG12-065	304.70	305.55	0.85	0.52	587	3.91	NW-VM
UGG12-069	229.20	231.00	1.80	1.69	145	0.57	SE-VM
UGG12-070	235.50	236.65	1.15	1.02	1,460	4.79	SE-VM
UGG12-081	269.30	270.90	1.60	1.07	172	0.47	NW-VM
UGG12-082	220.00	221.00	1.00	0.73	250	0.76	NW-VM
Cata
UGC12-043	85.40	88.25	2.85	2.18	318	0.40	VM
UGC12-043	93.05	95.15	2.10	1.61	303	0.00	VM

Cata Mine

At the Cata Mine, exploration drilling is ongoing following the Veta Madre and hanging wall zones to the northwest and to depth. Mine development has progressed down to the 520 metre level, with stoping on the 520 and 490 metre levels. A drill program started in the fourth quarter of 2012 has had positive results extending mineralization to the northwest between the 470 and 520 metre levels on the Veta Madre and Contact Vein, and nine associated structures. Highlights of the drilling in the Cata Mine include 2.85 metres grading 318g/t silver and 0.4g/t gold in UGC12-043.

In 2013, drilling will test the depth extent of this mineralization.

Rayas Mine

On the Santa Margarita Vein in the Rayas Mine, fill in drilling continues, as does ramping down past the 500 metre level. Mining is presently ongoing on the 454 and 475 metre levels. Further areas for exploration drilling along the Veta Madre at Rayas in 2013 will include San Cayetano, Los Pozos, San Telesforo, and Promontorio.

Robert F. Brown, P. Eng. and Vice President of Exploration for the Company is the Qualified Person for the Guanajuato Mine Complex, under the meaning of NI 43-101. A full QA/QC program is being followed including the regular insertion of splits, blanks, and standards into the core sampling sequence. Analysis of the drill core samples was conducted at the Guanajuato Mine on-site laboratory, independently operated by SGS.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, including the development stage San Ignacio Project. In addition, the Company is also pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties. Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer	Rhonda Bennetto
Chief Executive Officer	Vice President Corporate Communications
1-888-355-1766	1-888-355-1766

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.